May 21, 2013

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Rexnord Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended March 31, 2013, which was filed with the U.S. Securities and Exchange Commission on May 21, 2013. This disclosure can be found on page 95 of the Annual Report on Form 10-K and is incorporated by reference herein.

Very truly yours,

Rexnord Corporation

By:/s/ Patricia M. Whaley

Name:	Patricia M. Whaley
Title:	Vice President, General Counsel & Secretary